Exhibit 21.1

Subsidiaries of AleAnna, Inc.

Company	State or Jurisdiction of Entity
Swiftmerge HoldCo LLC	Delaware
AleAnna Energy, LLC	Delaware
AleAnna Resources LLC	Delaware
AleAnna Italia S.p.A.	Italy
AleAnna Renewable Energy S.r.l	Italy
Pancam S.r.l	Italy